UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

[ ] Check this box if no longer subject to Section 16.
    Form 4 or Form 5 obligations may continue.
1. Name and Address of Reporting Person(s)
   Pasquale            Michael F
   Corporate Headquarters
   100 Crystal A Drive
   Hershey,       PA     17033
2. Issuer Name and Ticker or Trading Symbol
   Hershey Foods Corporation (HSY)
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   November 1997
5. If Amendment, Date of Original (Month/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   [ ] Director                   [ ] 10% Owner
   [X] Officer (give title below) [ ] Other (specify below)
   President, Hershey Chocolate
   North America
7. Individual or Joint/Group Filing (Check Applicable Line)
   [X] Form filed by One Reporting Person
   [ ] Form filed by More than One Reporting Person

Table I   Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
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1)Title of Security                           2)Trans-    3.Trans- 4.Securities Acquired(A)      5)Amount of    6)  7)Nature of
                                              action      action   or Disposed of (D)            Securities         Indirect
                                              Date        Code                   A               Beneficially   D   Beneficial
                                              (Month/                            or              Owned at       or  Ownership
                                              Day/Year)   Code V   Amount        D  Price        End of Month   I
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Common Stock                                  11/24/97    M        8,400.0000    A  $22.3750                    D
Common Stock                                  11/24/97    S        8,400.0000    D  $61.0625                    D
Common Stock                                  11/24/97    M        4,400.0000    A  $22.3750                    D
Common Stock                                  11/24/97    S        4,400.0000    D  $61.1250                    D
Common Stock                                  11/24/97    M        1,700.0000    A  $22.3750                    D
Common Stock                                  11/24/97    S        1,700.0000    D  $61.1875     50,399.0000    D
Common Stock                                                                                     7,723.1220     I  401(k) Plan
Common Stock                                                                                     20.0000        I  by Daughter

Table II (PART 1)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1 through 6)
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1)Title of Derivative          2)Conversion    3)Trans-       4)Trans-  5)Number of Derivative            6)Date Exercisable and
Security                       or Exercise     action         action    Securities Acquired (A)           Expiration Date
                               Price of        Date           Code      or Disposed of (D)
                               Derivative
                               Security                       Code  V   A                D                Exercisable  Expiration
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Non-Qualified Stock Option     $22.3750        11/24/97       M                          8,400.0000                    01/05/02
(right to buy)
Non-Qualified Stock Option     $22.3750        11/24/97       M                          4,400.0000                    01/05/02
(right to buy)
Non-Qualified Stock Option     $22.3750        11/24/97       M                          1,700.0000                    01/05/02
(right to buy)

Table II (PART 2)  Derivative Securitites Acquired, Disposed of, or Beneficially Owned  (Columns 1,3 and 7 through 11)
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1)Title of Derivative          3)Trans-  7)Title and Amount                           8)Price     9)Number of   10) 11)Nature of
Security                       action    of Underlying                                of Deri-    Derivative        Indirect
                               Date      Securities                                   vative      Securities    D   Beneficial
                                                                        Amount or     Security    Beneficially  or  Ownership
                                                                        Number of                 Owned at      I
                  -                      Title                          Shares                    End of Month
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Non-Qualified Stock Option     11/24/97  Common Stock                   8,400.0000                              D
(right to buy)
Non-Qualified Stock Option     11/24/97  Common Stock                   4,400.0000                              D
(right to buy)
Non-Qualified Stock Option     11/24/97  Common Stock                   1,700.0000                0.0000        D
(right to buy)

Explanation of Responses:

 -
These shares were acquired from January 1, 1997 through December 1, 1997 pursuant to the Hershey Foods Corporation Employee
Savings, Stock Investment and Ownership Plan.  These shares were purchased at various intervals and the closing price on December
1, 1997 was $62.3750. The exact price of each share at the date of acquisition is not readily determinable.

SIGNATURE OF REPORTING PERSON
/S/ Pasquale            Michael F
DATE 12/08/97